FILE NO. 813-00373

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

ELFUN TRUSTS, ELFUN INTERNATIONAL EQUITY FUND, ELFUN DIVERSIFIED

FUND, ELFUN TAX-EXEMPT INCOME FUND, ELFUN INCOME FUND, ELFUN

MONEY MARKET FUND, GENERAL ELECTRIC S&S PROGRAM MUTUAL FUND,

GENERAL ELECTRIC S&S INCOME FUND, AND GE ASSET MANAGEMENT

INCORPORATED

THIRD AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(b) OF

THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

GRANTING RELIEF FROM SECTIONS 15(a) AND 15(c) OF THE INVESTMENT

COMPANY ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER

VARIOUS RULES AND FORMS

Written or oral communications regarding this Application

should be addressed to:

Wendell M. Faria, Esq.

Paul, Hastings, Janofsky & Walker LLP

875 15th Street, N.W.

Washington, D.C. 20005

With copies to:

JoonWon Choe, Esq.

GE Asset Management Incorporated

3001 Summer Street

Stamford, Connecticut 06905

Total Number of Sequentially Numbered Pages in this Application: 32

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of
ELFUN TRUSTS, ELFUN INTERNATIONAL EQUITY FUND, ELFUN DIVERSIFIED FUND, ELFUN TAX-EXEMPT INCOME FUND, ELFUN INCOME FUND, ELFUN MONEY MARKET FUND, GENERAL ELECTRIC S&S PROGRAM MUTUAL FUND, GENERAL ELECTRIC S&S INCOME FUND, AND GE ASSET MANAGEMENT INCORPORATED	THIRD AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION GRANTING RELIEF FROM SECTIONS 15(a) AND 15(c) OF THE INVESTMENT COMPANY ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

3001 Summer Street Stamford, Connecticut 06905 File No. 813-00373

Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Money Market Fund, General Electric S&S Program Mutual Fund, General Electric S&S Income Fund (each, a “Fund” and, collectively, the “Funds”), and GE Asset Management Incorporated (the “Adviser” and, together with the Funds, the “Applicants”) hereby submit this third amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(b) of the Investment Company Act of 1940, as amended (the “Act” or “1940 Act”). The requested order would (a) grant relief from Section 15(a) of the Act to the extent necessary to permit the Adviser to (i) select certain investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the Funds pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”), and (ii) materially amend an existing Subadvisory Agreement, in either case without first obtaining the approval of shareholders or unitholders of the Funds; and (b) grant relief from Section 15(c) of the Act to the extent necessary to permit the actions described in (a) with respect to the Subadvisory Agreements subject to the approval of the board of trustees of the Funds (“Board”), all the members of which (the “Trustees”) are “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.1 The Applicants are also requesting an order of exemption under Section 6(b) granting relief from the following disclosure requirements applicable to the fees paid to the Subadvisers for managing assets of the Funds: (a) Item 14(a)(3) of Form N-1A;2 (b) Items 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule14A; and (c) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.3

Applicants are requesting this order so that the Adviser, subject to the approval of the fully “interested” Board, may obtain the services of one or more Subadvisers for a Fund without the delay and expense of convening a special meeting of shareholders or unitholders. Under this manager of managers investment management approach, the Adviser would evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, the requested exemptions will permit the Adviser, subject to the approval of the fully “interested” Board, to make material amendments to Subadvisory Agreements believed by the Adviser and the

[1]	See infra n. 4 for orders granted previously to permit the Funds to maintain a Board all the members of which are “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.
[2]	Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Fund when that Fund begins using the revised form.
[3]

Applicants also request relief with respect to any future registered open-end company that may be organized as an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act, similar to the Funds as described herein, which (a) is advised by the Adviser, (b) uses the investment management structure described in this Application, and (c) complies with the terms and conditions of the Application (included in the term “Funds”). The only existing registered open-end companies of this type that currently intend to rely on the requested order are named as Applicants. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.

Board to be appropriate, without the delay and expense of convening a special meeting of shareholders or unitholders. Finally, Applicants are seeking relief from certain disclosure requirements concerning the fees paid to the Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is consistent with the protection of investors.

I.	BACKGROUND

A.	The Funds

Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, and Elfun Money Market Fund (collectively, the “Elfun Funds”) are diversified open-end management investment companies registered under the 1940 Act and whose shares are offered and sold pursuant to registration under the Securities Act of 1933, as amended (the “Securities Act”). Elfun Trusts was organized as a common law trust in the State of New York on May 27, 1935. Each of the other Elfun Funds was organized as a common law trust in the State of Connecticut at various times ranging from March 14, 1977 to July 15, 1989. The Elfun Funds are single series investment companies, each with its own investment objective and set of investment policies.

Each Elfun Fund is an “employees’ securities company,” as defined in Section 2(a)(13) of the 1940 Act.4 Each has obtained an order pursuant to Section 6(b) of the 1940 Act, granting exemptions from various provisions of the 1940 Act (each, a “Previous Order” and, collectively

[4]

Units (or shares) of the Elfun Funds may be purchased or held only by (i) regular or senior members of the Elfun Society, an honorary society of employees of General Electric Company (“GE”) and its majority-owned subsidiaries; (ii) employees of the Adviser with a minimum of one year of service; (iii) GE board members; (iv) GE or its subsidiaries; (v) surviving un-remarried spouses of Elfun Society members; (vi) immediate family members of Elfun Society members, employees of the Adviser, or GE board members; (vii) trusts for the sole benefit of (a) Elfun Society members, (b) employees of the Adviser, (c) GE board members, (d) immediately family members of the persons described in (a), (b) and (c); (viii) estate planning vehicles for benefit of lineal descendants of Elfun Society members, employees of the Adviser, or GE board members; and (ix) others that the Elfun Funds’ trustees may permit, provided that their participation does not affect the Elfun Funds’ status as “employees’ securities companies.”

including with the Section 6(b) orders granted to the S&S Funds, as defined below, the “Previous Orders”).5 In particular, as here relevant, the Commission has granted relief from (i) Section 10(a) to permit each Elfun Fund to have a Board that is comprised only of Trustees that are “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act, (ii) Section 15(a) to permit each Elfun Fund to enter into an advisory agreement with the Adviser (or predecessors of the Adviser) without obtaining the approval of shareholders, and (iii) Section 15(c) to permit each Elfun Fund to enter into, renew or perform an advisory agreement with the Adviser (or its predecessors) with the approval of its fully “interested” Board.

In requesting relief from these various requirements, the Elfun Funds have emphasized various facts related to their operations as employees’ securities companies, including the following: (i) participation in the Elfun Funds is limited to GE and its subsidiaries (including the Adviser), certain former and current employees of GE, the Adviser and GE’s other subsidiaries (including particularly those who are regular or senior members of the Elfun Society), GE board members, and immediate family members (including estate planning vehicles established for immediate family members) of these persons; (ii) GE, the Adviser, and the Trustees, each of whom is a GE officer or employee who has been assigned to the operations of the Adviser, all share a substantial community of interest with Fund unitholders and have a strong interest in assuring that the Elfun Funds are well managed because of their belief that the success of these Funds helps to boost employee morale and maintain satisfactory employee/retiree relations, both of which are matters of vital importance to

[5]

See Investment Company Act Release Nos. 584 (Dec. 2, 1943), 10414 (Sept. 20, 1978) and 17083 (Jul. 25, 1989) (orders granting relief to the Elfun Trusts); Investment Company Act Release No. 9879 (Aug. 2, 1977) (order granting relief to the Elfun Tax-Exempt Fund); Investment Company Act Release No. 13612 (Nov. 2, 1983) (order granting relief to the Elfun Income Fund); Investment Company Act Release No. 16114 (Nov. 5, 1987) (order granting relief to the Elfun International Equity Fund); Investment Company Act Release No. 16186 (Dec. 22, 1987) (order granting relief to the Elfun Diversified Fund); and Investment Company Act Release No. 17433 (April 13, 1990) (order granting relief to the Elfun Money Market Fund).

GE; (iii) the Trustees do not receive any compensation for serving as trustees (although the Elfun Funds are required to reimburse the Adviser for the portion of the remuneration the Trustees receive which is allocable to the time they spend on Elfun Fund matters in their capacity as Adviser employees); (iv) the Adviser provides investment management and administrative services to each Elfun Fund and is reimbursed for its reasonable costs of providing these services, with no element of profit included in these charges; and (v) there is cooperation of employees and employer in managing the Elfun Funds, as employees’ securities companies.6 Based on its consideration of these and other factors, the Commission concluded that there were adequate safeguards present in the Elfun Funds’ circumstances to grant the requested relief from Sections 10(a), 15(a) and 15(c), among other provisions of the 1940 Act.

The General Electric S&S Program Mutual Fund and General Electric S&S Income Fund (collectively, the “S&S Funds”) are open-end management investment companies registered under the 1940 Act. They are two of the investment options offered under the General Electric Savings and Security Program, which is a defined contribution profit sharing plan that contains a cash or deferred arrangement and is intended to qualify for favorable tax treatment under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. The S&S Funds were organized as trusts under the laws of the State of New York. The General Electric S&S Program Mutual Fund was organized on May 1, 1967, and the General Electric S&S Income Fund (previously, the General Electric Long Term Interest Fund) was organized on September 15, 1979. The S&S Funds are

[6]

See In the Matter of G.E. Employees Securities Corporation, Investment Company Act Release No. 271, 10 S.E.C. 652, 660 (1941). In granting relief from the board composition requirements of Section 10(a) to the Elfun Fund at issue in that proceeding, the Commission explained that this section “loses much of its significance where ownership of the securities of the investment company is limited to the persons who may be the investment advisers and to their officers, employees and pensioners.” The Commission noted that this type of employer/employee cooperation in the management of an employees’ securities company was apparently contemplated by Congress as indicated by the definition of this company in Section 2(a)(13) of the 1940 Act.

single series investment companies, each with its own investment objective and set of investment policies. Each S&S Fund is an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act. As such, each has obtained a Previous Order pursuant to Section 6(b) granting relief, among other provisions, from Sections 10(a), 15(a) and 15(c) of the 1940 Act based on considerations similar to those expressed above for the Elfun Funds.7

B.	The Adviser

The Adviser, a wholly owned subsidiary of GE, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It provides investment advisory and administrative services to the Funds and to other registered and unregistered funds and institutional accounts. The Adviser, together with its predecessors, has more than sixty years of investment management experience. As of December 31, 2009, the Adviser had approximately $118 billion of assets under management, of which more than $21 billion was invested in mutual funds.

The Adviser serves as investment adviser to each Fund pursuant to an investment advisory agreement with the Fund (each, an “Advisory Agreement” and, collectively, the “Advisory Agreements”). In accordance with the relief granted previously from Section 15(a) under the Previous Orders, the Funds did not obtain shareholder or unitholder approval to implement the Advisory Agreements. In addition, in accordance with the relief granted from Section 15(c) under the Previous Orders, the Advisory Agreements were approved by the Board comprised only of Trustees that were “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

[7]

See Investment Company Act Release No. 10971 (Dec. 4, 1979) (Dec. 4, 1979) (order granting relief to General Electric S&S Long Term Interest Fund, the former name of General Electric S&S Income Fund); and Admin. Proc. File No. 3-1057; 813-26, 1968 SEC LEXIS 2735 (Nov. 5, 1968) (order granting relief to General Electric S&S Program Mutual Fund in context of proceedings instituted by order of the Commission pursuant to Section 40(a) of the 1940 Act).

Under the terms of each Advisory Agreement, the Adviser provides a Fund with investment management services, which include research, advice and supervision, and furnishing an investment program for the Fund consistent with the Fund’s investment objectives and policies. The Adviser also provides administrative services to the Funds. For these services, the Adviser receives from each Fund the compensation specified in the related Advisory Agreement, which is limited to reimbursement of the Adviser’s reasonable costs of providing investment management and administrative services to the Fund but which does not include an element of profit to the Adviser (or its employees).

The Advisory Agreements permit the Adviser to delegate certain responsibilities to Subadvisers.8 In addition, under the terms of these Agreements, the Adviser may be removed by the Trustees at any time, without penalty, on sixty days’ written notice. The Advisory Agreements provide that the appointment of the Adviser is subject to annual review by the Trustees.

C.	The Proposed Manager of Managers Arrangement

Applicants propose to have the flexibility to operate one or more Funds as a manager of managers fund. Under this structure, the Adviser will continue to serve as investment adviser to these Funds but may employ one or more Subadvisers to provide investment advisory services to all or a portion of the assets of the Funds, in accordance with the Adviser’s authority to delegate advisory responsibilities to Subadvisers pursuant to the terms of the Advisory Agreements. Each Subadviser will be an “investment adviser” to the Fund, as defined in Section 2(a)(20) of the 1940 Act, and each Subadviser will be registered as an investment adviser under the Advisers Act.

[8]

The Adviser has not exercised its authority under the Advisory Agreements to delegate investment advisory responsibility to any Subadviser but may choose to do so if the Commission grants the order requested in this Application.

The Adviser will select Subadvisers based on the Adviser’s continuing evaluation of their skills in managing assets pursuant to particular investment styles. The Adviser will screen potential new Subadvisers and engage in an on-going analysis of the continued advisability of retaining existing Subadvisers. From time to time, the Adviser may recommend to the Board that the services of a Subadviser be terminated. As a general matter, however, the Adviser does not expect to make frequent changes in Subadvisers.

The Adviser and a Fund will enter into separate Subadvisory Agreements with each Subadviser (if there is more than one Subadviser for the Fund). Under the terms of each of these Subadvisory Agreements, the Subadviser will, on a discretionary basis, manage the Fund’s portfolio or a portion of the portfolio. The Subadviser will determine which securities to purchase or sell and what portion of the Fund’s assets entrusted to the Subadviser should remain invested temporarily in cash. The Subadviser will keep certain records that the 1940 Act and the Advisers Act require the Fund and the Subadviser to maintain, and assist the Adviser in maintaining the Fund’s compliance with the relevant requirements of the 1940 Act. Each Subadviser will provide the Board on a regular basis with reports on its performance in managing a Fund. The Adviser does not expect to, but reserves the right to reallocate assets from a Subadviser and manage those assets directly.

For its services to a Fund, a Subadviser will receive a fee as described in the related Subadvisory Agreement, which will be paid directly by the Fund. Unlike the Adviser’s compensation, which is limited to reimbursement of the Adviser’s reasonable costs of providing investment management and administrative services to the Funds (without any element of profit), the fee paid to a Subadviser (other than an Affiliated Subadviser, as defined below) will contain an element of profit. The Adviser will negotiate the subadvisory fee rate with that Subadviser. The fee paid to a Subadviser of a Fund will depend on the rate the Adviser negotiates with the Subadviser and the percentage of the Fund’s assets the Adviser allocates to that Subadviser, which may change from time to time. Under this arrangement, there will be no duplication of advisory fees paid by Fund shareholders or unitholders because the Adviser’s compensation for providing services to the Funds will continue to be limited to its reasonable cost of providing these services and, with respect to the portions of Fund assets that have been delegated to Subadvisers, the Adviser will incur only reasonable costs related to the selection, monitoring and supervision of Subadvisers. Each Subadviser will bear its own expenses of providing subadvisory services to a Fund.

In the case of a Subadvisory Agreement with a Subadviser that would be an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Funds or the Adviser (other than by reason of serving as a Subadviser to one or more of the Funds) (“Affiliated Subadviser”), the compensation would be limited to the Affiliated Subadviser’s reasonable cost of providing subadvisory services to the particular Fund and would not contain any element of profit.

In accordance with the terms of the Advisory Agreements, the Adviser will monitor the performance of each Subadviser. The Adviser will recommend to the Board the appointment of new Subadvisers as circumstances warrant, and negotiate and renegotiate the terms of the Subadvisory Agreements, including the subadvisory fees, with the Subadvisers. If the requested relief is granted, the Board will approve a Subadvisory Agreement with each new Subadviser and any material amendments to the Subadvisory Agreement, but approval of shareholders or unitholders of the Fund, in accordance with Section 15(a) of the 1940 Act, will not be sought or obtained.

In addition to describing precisely the compensation a Subadviser will receive for providing services to a Fund, as required by Section 15(a) of the 1940 Act, a Subadvisory Agreement will contain the following other provisions: (1) the Subadvisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board; (2) the Subadvisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders or unitholders on sixty days’ written notice to the Subadviser; and (3) the Subadvisory Agreement will terminate automatically in the event of its assignment.

II.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Request for Relief from Section 15(a)

Section 15(a) of the 1940 Act makes it unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Section 2(a)(20)(B) of the 1940 Act defines the term “investment adviser” of an investment company to include a person that regularly provides investment management services to the investment company pursuant to a contract with the company’s investment adviser.

Section 6(b) of the 1940 Act provides that the Commission may by order upon application exempt any employees’ securities company from the provisions of the 1940 Act, as well as the rules and regulations thereunder, “if and to the extent that such exemption is consistent with the protection of investors.” Section 6(b) also provides that in determining whether to grant an exemption, the Commission should give due weight, among other things, to (i) the form of organization and capital structure of the employees’ securities company, (ii) the persons who own or control its voting, debt or other securities, (iii) the price at which its securities are sold (including any sales charge), (iv) the way it uses the proceeds of its securities sales, (v) the type of securities it invests in, and (vi) any relationship between the company and the issuers of the securities it purchases.

The Applicants respectfully request that the Commission issue an order pursuant to Section 6(b) of the 1940 Act granting relief from the requirements of Section 15(a) so that the Funds may operate as manager of managers funds, as discussed in this Application. For the reasons discussed below, the Applicants believe that the Commission could make the appropriate findings to grant the requested relief.

1.	Form of Organization and Capital Structure of the Funds; Ownership of Fund Securities; Consistency with Protection and Expectations of Investors

Section 15(a) of the 1940 Act was designed to protect the interests and expectations of fund shareholders by requiring that they approve advisory contracts, including subadvisory contracts.9 The Applicants believe that given the form of organization, capital structure and ownership of the Funds, as discussed herein, it would be consistent with the protection of shareholders or unitholders of the Funds, as contemplated by Section 15(a), to vest the selection and supervision of Subadvisers to the Adviser under the terms and conditions of the manager of managers structure, as discussed in this Application, so that Subadviser changes may be made without obtaining shareholder or unitholder approval.

Under the proposed arrangement, the Adviser would assume full responsibility to monitor and oversee the Subadvisers in the performance of their duties for the Funds and would not face any of the types of conflicts that the typical adviser faces in managing a registered investment company. As noted, the Adviser shares a substantial community of interest with shareholders or unitholders of the Funds, all of whom are current or former employees of GE, the Adviser, and other affiliates of GE, including immediate family members of these employees, as well as with Fund Trustees (who themselves are officers or employees of GE). Fund investors may also include

[9]

See Investment Company Act Release No. 26230, nn. 13-14 and accompanying text (Oct. 23, 2003), citing to Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker, observing that Section 15 recognizes that a “management contract is personal, that it cannot be assigned, and that you cannot turn over the management of other people’s money to someone else”).

the Adviser, GE, other GE subsidiaries, and the Trustees.10 In accordance with these facts, the Adviser provides investment management and other services to the Funds at cost, and does not profit in any way from doing so. Because of the alignment of their respective interests and the compensation terms under which the Adviser provides services to the Funds, the Adviser is motivated at all times to act in the best interests of shareholders or unitholders of the Funds and not to the detriment of Fund shareholders or unitholders. By acting for the benefit of shareholders or unitholders, the Adviser, as well as the Trustees, is also acting to protect substantially corresponding interests of its own.

Significantly, as is typically the case in manager of managers arrangements, except for an Affiliated Subadviser (which, as indicated would be subject to conditions that are different from those that apply to a Subadviser and which take into account the relationship of the Affiliated Subadviser to the Adviser), a Subadviser would not at any time be a sponsor of any Fund or be an “affiliated person” of the Adviser. Consequently, a Subadviser would not at any time be in a position to exercise a controlling influence over the management and administration of the Funds but would be limited at all times simply to providing discretionary investment advisory services to the portion of a Fund’s portfolio assets that has been allocated to it by the Adviser.

[10]

As indicated above, under the terms of the governing documents for the Elfun Funds, their operation as “employees’ securities companies,” and the terms and conditions of the Previous Orders, the investors in these Funds are limited to persons who have one or more of the relationships described above with GE, the Adviser, or a majority-owned subsidiary of GE. See supra n. 4. Therefore, the interests of investors in the Elfun Funds will always be substantially aligned with the interests of the Adviser and the Trustees. Similarly, under the terms of the governing documents for the S&S Funds, their operation as “employees’ securities companies,” and the terms and conditions of the Previous Orders, investors in these Funds are restricted generally to persons who are employees or former employees of GE or its eligible subsidiaries, and immediate family members of these persons. Therefore, the interests of investors in the S&S Funds similarly will always be substantially aligned with the interests of the Adviser and the Trustees.

In the foregoing circumstances, particularly in light of the substantial community of interest the Adviser shares with investors in the Funds and the alignment of the Adviser’s and investors’ interests with those of the Trustees, the Applicants assert that the need for the shareholder protections of Section 15(a) as applied to the approval of Subadvisory Agreements is minimized. The Adviser in these circumstances (as well as the Trustees), when presented with the question whether to approve a particular Subadvisory Agreement, has every incentive to conduct extensive due diligence relating to the services to be provided by and the resources of the particular Subadviser, as well as whether the fees to be paid to this Subadviser would be reasonable in relation to the services provided and within the range of industry practice for similar services. The Adviser would be fully motivated to negotiate subadvisory fees vigorously to the same extent the Adviser currently does in obtaining the services of other providers for the Funds (such as the Funds’ custodian, transfer agent, etc.), and seek to obtain the best bargain for Fund shareholders or unitholders in the course of such negotiations. Similarly, the Trustees will act with equal vigor in deciding whether to approve a Subadvisory Agreement since a decision whether to approve a Subadvisory Agreement affects the interests of Trustees to substantially the same extent as the interests of Fund shareholders or unitholders.

In evaluating a Subadviser for a Fund, under the proposed manager of managers arrangement, the Adviser would conduct extensive due diligence, including, but not limited to, consideration of the following types of information:

(1) the nature of the advisory services the Subadviser provides to the Fund, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Fund and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser, including persons that have a controlling ownership interest in the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

The Adviser and the Board would also consider the reasonableness of the Subadviser’s compensation with respect to the Fund for which the Subadviser provides portfolio management services and would consider various types of information, including, but not limited to the following:

(1) a description of the method of computing the fees;

(2) comparisons of the proposed fees paid to a Subadviser with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of the Fund and comparisons with other mutual funds of comparable size.

The Applicants assert that under the proposed manager of managers structure, there are no other conflicts of interest that might create the need for shareholder or unitholder approval of Subadvisory Agreements or changes to these Agreements in accordance with the requirements of Section 15(a). Although Fund investors would not have the right under the proposed structure to approve increases in the aggregate advisory fees paid to Subadvisers, there should not be any concern that the protection afforded Fund investors’ interests by Section 15(a) might be compromised as a result. Because the Adviser’s compensation is limited to reimbursement of its reasonable cost of providing services to the Funds, the Adviser does not face the potential conflict faced by other advisers of possibly benefiting from the difference between the advisory fee described in the Advisory Agreement and the aggregate subadvisory fees paid to Subadvisers.11 Nor could the Adviser’s judgment in making Subadviser changes be affected by having ownership interests in a Subadviser since it is precluded under the terms of the proposed structure from selecting Subadvisers in which its directors or officers have an ownership interest (subject to certain exclusions in condition 7 below).

In addition to the foregoing, the requested relief from Section 15(a) would be consistent with the protection and expectations of investors because it would not result in any diminution in the level of disclosure provided to Fund investors about the Subadvisers and the investors would be given adequate information about the proposed manager of managers arrangement. The prospectus and statement of additional information (“SAI”) of each Fund would include all information required by Form N-1A concerning Subadvisers for that Fund (except as discussed below with respect to the fees paid to Subadvisers). If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI would be supplemented promptly pursuant to Rule 497(e) under the Securities Act. Furthermore, if a new Subadviser is appointed, the Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”) within 90 days of the date the new Subadviser is appointed. The Information Statement would satisfy the requirements of Regulation 14C, Schedule 14C and Item 22

[11]

In the typical manager of managers arrangement, the adviser may benefit from the difference between the advisory fee described in the advisory agreement and approved by shareholders, and the aggregate subadvisory fees paid to subadvisers. The lower the aggregate subadvisory fees, the higher the differential retained by the adviser, and vice versa. An important protection for shareholders faced with this conflict, therefore, is the right to vote for the approval of the advisory fee described in the advisory agreement.

of Schedule 14A of the Securities Exchange Act of 1934 (the “1934 Act”) (except as discussed below with respect to subadvisory fees). Moreover, as indicated above, the Board would comply with the requirements of Section 15(c) (except for the independent trustee approval requirement) before entering into or amending a Subadvisory Agreement.

If the relief is granted, existing shareholders or unitholders of the Funds would be given the opportunity to approve the manager of managers arrangement before it may be implemented,12 and a Fund’s SAI would contain adequate disclosure about this arrangement, including disclosure that any subadvisory fees to be paid by the Funds to Subadvisers, who are not Affiliated Subadvisers, may include an element of profit. As required, the Fund’s prospectus would disclose that the Adviser, subject to the Board’s approval, may hire or change Subadvisers as appropriate and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.

2.	Benefits to Shareholders or Unitholders

Under the terms of the proposed manager of managers arrangement, shareholders or unitholders of the Funds would receive important benefits, consistent with their expectations as investors in the Funds, without affecting the protections currently afforded under existing provisions of the 1940 Act and rules.

The Funds’ investment advisory arrangement would be different from that of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions

[12]

On March 4th and March 10th, 2008, a Schedule 14A was filed on behalf of the Elfun Diversified Fund in connection with the solicitation of unitholder approval for the proposed manager of managers arrangement. The Applicants intend to seek unitholder approval before implementing the proposed manager of managers arrangement for any of the other Funds, fully consistent with the conditions of this Application.

for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of a Fund that uses Subadvisers, the Adviser typically would not make the day-to-day investment decisions for the portions of the Fund’s portfolio that have been delegated to Subadvisers. Instead, the Adviser would establish an investment program for the Fund in such cases and select, supervise and evaluate the Subadvisers who make the day-to-day investment decisions for the portions of the Fund’s portfolio they manage. This is a service that the Adviser believes would add value to the investments of Fund shareholders because the Adviser would be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which the Fund invests.

From the perspective of a shareholder or unitholder, the role of the Subadvisers with respect to a Fund would be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers would be concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies and would have no significant supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders or unitholders would look to the Adviser when they have questions or concerns about the Fund’s management or about their Fund’s investment performance. They expect the Adviser and the Board to select the Subadviser that is best suited to achieve the Fund’s investment objective.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for employment by a Fund, the shareholders or unitholders of the Fund would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect (e.g., an increase in the subadvisory fee), the shareholders or unitholders of the Fund would have to approve the change.

Moreover, the Fund would not be permitted to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder or unitholder approval were obtained. In all of these cases, the need for shareholder or unitholder approval would require a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders or unitholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor. This process is costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to select, supervise and evaluate Subadvisers without incurring unnecessary delay or expense would benefit Fund investors because it would allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder or unitholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund would be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, the Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser and the Fund – the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of the Fund.

B.	Request for Relief from Section 15(c)

Section 15(c) of the 1940 Act makes it unlawful for any registered investment company having a board of directors to enter into, renew, or perform any contract with an investment adviser unless the terms of the contract and any renewal thereof have been approved at an in-person meeting by a majority of directors who are not parties to the contract or “interested persons” of any such party, as that term is defined in Section 2(a)(19) of the 1940 Act. Section 15(c), along with other provisions of the 1940 Act, imposes specific obligations on the independent directors of a registered investment company to oversee the company’s relationship with its management in order to ensure that the company is being operated in the interests of its shareholders.13 For reasons similar to those expressed above in connection with the requested relief from Section 15(a), the Applicants believe that the Commission could make the appropriate findings under Section 6(b) to grant the requested relief from Section 15(c) of the 1940 Act.

The Applicants believe that it would be consistent with the protection of shareholders or unitholders of the Funds, taking into account the Funds’ form of organization, capital structure, and nature of their investors, to permit Subadviser changes of the types discussed herein to be made with the approval of the fully “interested” Board. As noted, the Trustees, all of whom are GE officers or employees who have been assigned to the operations of the Adviser, share a substantial community of interest with shareholders or unitholders of the Funds as well as with the Adviser. The Trustees do not receive any compensation for serving as trustees of the Funds (although they are compensated by the Adviser for time spent on Fund matters in their capacity as Adviser employees). Under the conditions of the requested order, if granted, the Trustees would be restricted in owning shares or other interests in a Subadviser. Under these conditions, no Trustee of a Fund may own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the

[13]

See, e.g., Burks v. Lasker, 441 U.S. 471, 486 (1979) (observing that the “structure and purpose of the [1940] Act indicate that Congress entrusted to the independent directors of investment companies . . . the primary responsibility for looking after the interests of funds’ shareholders”).

Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser. Further, as noted, the Adviser provides investment management and other services to the Funds at cost, with no element of profit, and any Affiliated Subadviser that might be selected to provide services to the Funds would similarly be limited to its reasonable costs of providing such services (with no element of profit).

In these circumstances, Applicants assert that the types of potential conflicts of interest that might justify imposing the independent trustees’ approval requirement of Section 15(c) for the protection of investors in the Funds would not be present. Importantly, as employees of the Adviser and possibly investors in the Funds, the Trustees’ interests are fully aligned with the interests of the Adviser and shareholders or unitholders of the Funds. Therefore, there is no separate constituent body that might need the protections afforded by the independent trustees’ approval provision of Section 15(c). In deciding whether to accept the Adviser’s recommendation to approve a particular Subadvisory Agreement or changes to such agreement, the Trustees may take solace in the fact that the Adviser’s recommendation necessarily was made in the best interests of shareholders or unitholders of the Funds and fully at arm’s length in negotiations with the Subadviser. In deciding whether to give such approval, the Trustees are equally motivated to act in a manner that benefits Fund shareholders or unitholders to the maximum extent possible.

C.	Disclosure of Subadvisers’ Fees

1.	Applicable Law

a.	Registration Statements

Form N-1A is the registration statement used by open-end management investment companies. Item 14(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser. An exemption is requested, therefore, to permit a Fund to disclose (both as a dollar amount and as a percentage of the Fund’s net assets) (i) the aggregate compensation paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”).

b.	Proxy Statements

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

c.	Financial Statements

Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers. An exemption is requested to permit a Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser would operate one or more of the Funds using the services of one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees paid to each Subadviser would not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to various conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Adviser intends to operate one or more of the Funds using subadvisory services in a manner that is substantially different from that of conventional investment companies. Under the proposed manager of managers structure, Fund investors look to the Adviser to select and allocate Fund assets among Subadvisers, rather than allocate assets to its own employees for management. The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Subadvisers and recommending their hiring, termination and replacement, and is compensated by the Funds (limited to its reasonable cost of providing these services) for doing so. The Applicants believe that in these circumstances, disclosure of the fee paid to each Subadviser would not serve any meaningful purpose because Fund investors expect the Adviser to perform the supervisory responsibilities relating to each Subadviser and evaluate its performance. In a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers that are not Affiliated Subadvisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.14

The relief would benefit Fund shareholders because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers that are not Affiliated Subadvisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief would allow the Adviser to negotiate more effectively with each individual Subadviser that is not an Affiliated Subadviser if the fees finally agreed upon by that Subadviser are not required to be disclosed.

[14]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

III.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2. The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3. Within 90 days of the hiring of a new Subadviser, the affected Fund’s shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4. The Adviser will not enter into a Subadvisory Agreement with an Affiliated Subadviser unless the agreement provides that the Affiliated Subadviser’s compensation will be limited to reimbursement of its reasonable costs of providing subadvisory services to the particular Fund, without any element of profit.

5. When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

6. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies, (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund’s assets, (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisers, (iv) monitor and evaluate the performance of Subadvisers, and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

7. No director, trustee or officer of any Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

8. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

IV.	CONCLUSION

For the foregoing reasons, the Applicants respectfully request that the Commission issue an order under Section 6(b) of the 1940 Act granting relief from the provisions of Section 15(a) and Section 15(c) of the 1940 Act to the extent necessary to permit the Funds to operate as manager of managers funds. Applicants submit that the requested exemptions are consistent with the protection and expectations of investors in the Funds and will benefit these investors in the manner discussed in this Application.

V.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is:

GE Asset Management Incorporated

3001 Summer Street

Stamford, Connecticut 06905

Applicants further state that all communications or questions concerning this Application should be directed to

Wendell M. Faria, Esq.

Paul, Hastings, Janofsky & Walker LLP

875 15th Street, N.W.

Washington, D.C. 20005

(202) 551-1758

or

David A. Hearth, Esq.

Paul, Hastings, Janofsky & Walker LLP

55 Second Street, 24th Floor

San Francisco, CA 94105

(415) 856-7007

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. Under the provisions of each Applicant’s governing document and Bylaws, responsibility for the management of the affairs and business of the Applicant is vested in the Board. Resolutions duly adopted by the Board on behalf of each Fund, authorizing the preparation and filing on behalf of Applicants of the Application and any amendment thereto, were filed previously with the second amended and restated application. Each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed this 20th day of August, 2010.

ELFUN TRUSTS

ELFUN INTERNATIONAL EQUITY FUND ELFUN DIVERSIFIED FUND

ELFUN TAX-EXEMPT INCOME FUND

ELFUN INCOME FUND

ELFUN MONEY MARKET FUND

GENERAL ELECTRIC S&S PROGRAM MUTUAL FUND

GENERAL ELECTRIC S&S INCOME FUND

By:	/S/ JOONWON CHOE
Assistant Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/S/ JOONWON CHOE
Senior Vice President and Associate General Counsel

EXHIBIT INDEX

PAGE NUMBER
Resolutions of Board of Trustees of the Funds	*

Resolutions of Board of Directors of GE Asset Management Incorporated	*

Exhibit A-1 Verification of the Funds	A-1

Exhibit A-2 Verification of GE Asset Management Incorporated	A-2

*	Filed previously.